September 18, 2015

Ms. Maryse Mills – Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202-003

Dear Ms. Mills – Apenteng,

Our client is in receipt of your comment letter dated September 15, 2015, and we have amended the S-1 Registration Statement and filed the Amended S-1 as of today. To further assist in your review of same, we are providing this correspondence to address the comments on an item by item basis.

Experts, page 33

1.         You state that on August 19, 2015, your company changed audit firms from David A. Aronson, CPA, P.A., to Patrick D. Heyn, CPA, P.A. Please tell us whether this event was the result of Mr. Aronson’s resignation, declining to stand for re-election, or dismissal as well as whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors. Refer to Item 304(a)(1) of Regulation S-K.

Response: We have amended the Registration Statement to further clarify this matter and address your comment.

Notes to the Financial Statements, page F-7

2.        We note that your response to prior comment 3 explains that you have revised and updated the document accordingly. However, please revise to specifically state in your disclosure the date through which subsequent events were evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Exhibit Index, page II-6

Response: We have amended the footnotes to indicate the requested date.

3.        You indicate that exhibit 5.1 to the registration statement relates to a legality opinion from your counsel. However, exhibit 5.1 to your filing is a report signed by your auditor. Please revise as appropriate.

Response: We have attached the legal opinion of our firm as Exhibit 5.1.

Thank you very much for your consideration.

Sincerely,

James S. Byrd, Jr.
For the Firm